SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 7 February 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BANK OF IRELAND

STATEMENT ON CAPITAL RAISING PLANS

07 February 2011

The Bank notes recent media speculation concerning the Bank's plans for meeting the Central Bank's incremental Core Tier 1 capital requirements of €2.199 billion by 28 February 2011, announced on 28 November 2010.

The Bank is discussing a number of structures with the State to raise the requisite Core Tier 1 capital by 28 February 2011. The Bank's objective in these discussions is to facilitate a subsequent stock offering to stockholders, at a point when there is likely to be further clarity following the Prudential Capital Assessment Review (PCAR) and Prudential Liquidity Assessment Review (PLAR) which are due to be completed by the 31 March 2011. None of these structures has been approved by or agreed with the State, and there is no certainty as to which, if any, of the structures under consideration will be adopted.

A further announcement will be made in due course.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 7 February 2011